UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For October 05, 2017

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

5 October 2017

Amec Foster Wheeler plc (the "Company")

Notification of transactions by persons discharging managerial responsibility ("PDMRs")

This announcement is made pursuant to Article 19.3 of the Market Abuse Regulation to report dealings by the following PDMRs as a result of the vesting of share awards following the sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement on 5 October 2017.

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	Jonathan Lewis
2	Reason for the notification
(a)	Position / status	Chief Executive Officer
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan and the vesting of a recruitment award following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/NIC).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	324,076	N/A
(d)	Aggregated information - Aggregated volume - Price	324,076 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	Ian McHoul
2	Reason for the notification
(a)	Position / status	Chief Financial Officer
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the exercise of options under Amec Foster Wheeler plc's Long Term Incentive Plan and the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/NIC).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	189,402	N/A
(d)	Aggregated information - Aggregated volume - Price	189,402 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	John Pearson
2	Reason for the notification
(a)	Position / status	Division President Oil, Gas and Chemicals
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the exercise of options under Amec Foster Wheeler plc's Long Term Incentive Plan and the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/NIC).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	123,849	N/A
(d)	Aggregated information - Aggregated volume - Price	123,849 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	David Lawson
2	Reason for the notification
(a)	Position / status	President Mining
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/social security).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	32,186	N/A
(d)	Aggregated information - Aggregated volume - Price	32,186 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	Eddie Aaron
2	Reason for the notification
(a)	Position / status	President Power & Process
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/social security).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	17,556	N/A
(d)	Aggregated information - Aggregated volume - Price	17,556 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
(a)	Name	Ann Massey
2	Reason for the notification
(a)	Position / status	President Environment & Infrastructure
(b)	Initial notification / Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
(a)	Name	Amec Foster Wheeler plc
(b)	LEI	DTA07N5U5HK2KC1SCM04
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
(a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares GB0000282623
(b)	Nature of the transaction
Acquisition of ordinary shares following the automatic vesting of conditional awards under Amec Foster Wheeler plc's Long Term Incentive Plan following sanction by the Court of the combination with John Wood Group PLC by way of a scheme of arrangement (net of shares withheld on account of income tax/social security).

(c)	Price(s) and volume(s)	Price(s)	Volume(s)	Total
		Nil	33,773	N/A
(d)	Aggregated information - Aggregated volume - Price	33,773 Nil
(e)	Date of the transaction	5 October 2017
(f)	Place of the transaction	Outside of trading venue

Contact:
Jenny Warburton
Deputy Company Secretary
Amec Foster Wheeler plc
01565 683359

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 05 October 2017
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary